Filed by Comcast Corporation
(Commission File No.: 001-32871)
Pursuant to Rule 425 of the Securities Act of 1933
and deemed filed pursuant to Rule 14a-6(b)
of the Securities Exchange Act of 1934

Subject Company: Time Warner Cable Inc.

Commission File No. for Registration Statement
on Form S-4 filed by Comcast Corporation: 333-194698

The following third-party letters were made available on Comcast’s website:

August 23rd, 2014

Tom Wheeler
Chairman
Federal Communications Commission
445 12th Street, SW
Washington, DC 20554

RE: MB Docket No. 14-57

Dear Chairman Wheeler:

I am a Senator in the Nebraska State Senate (Unicameral) for District 27, representing the residents of southwest Lincoln in Lancaster County. After learning that the combination of Comcast and Time Warner Cable promises to bring faster Internet service to homes and businesses alike and access to high speed Internet service to low-income families through Comcast's Internet Essentials program, among other benefits, all by a company devoted to diversity and inclusion, I am enthusiastic about the prosed merger.

I am dedicated to advocating for vulnerable Nebraskans, especially children and people with disabilities. I serve as the Chair of the State-Tribal Relations Committee and as a member of the Developmental Disability Oversight Committee, among others. Earlier this year, I sponsored a bill to require the Health and Human Services Committee, Judiciary Committee, and the State Tribal Relations Committee to conduct  a joint interim study on improving child welfare services for Native Americans. I also introduced a bill to create an Office of Public Guardian under the jurisdiction of the Nebraska judiciary and I am proud that the bill was signed by the Governor and that the Public Guardianship Act will become effective on January 1, 2015. The guardians and conservators from the new Office of Public Guardian, along with volunteers, will serve as guardians to wards of the state in situations where no family member or suitable adult is available.

My focus on serving children and people with disabilities makes me excited about Comcast's Internet Essentials program. Eligible families (or guardians) will be able to procure low-cost high-speed Internet service as well as Internet security software and Internet training at no additional cost, which in turn will avail them of the myriad of educational and information resources on the Internet. I also find Comcast’s record on diversity and inclusive practices impressive. For example, I understand that an independent Joint Diversity Advisory Council advises senior executives of Comcast regarding the company's development and implementation of diversity and inclusion initiatives, and includes representatives of the disability community. I've heard that

Comcast's initiatives in this area range from a partnership with the American Association of People with Disabilities to provide scholarships to students pursuing a degree in media, entertainment, telecommunications, film, or journalism to launching a dedicated customer support team for people with disabilities with customer service agents specially trained to assist with accessibility and general support issues.

As I believe that the merged Comcast/Time Warner Cable company will increase the quality and availability of the Internet to families and customer support services for people with disabilities, I hope you will approved the merger.

Sincerely,

/s/ Colby Coash
Senator Colby Coash

CC: Marlene H. Dortch

8/26/14

Federal Communications Commission
445 12th Street SW
Washington, DC 20554

Re: Applications of Comcast Corp. and Time Warner Cable Inc. for Consent to Transfer Control of Licenses and Authorizations, MB Docket No. 14-57

Dear Chairman Wheeler and Commissioners:

I am writing in support of Comcast's proposed transaction with Time Warner Cable.

Our network, REVOLT, is one of the independent networks that Comcast selected as part of its commitment in the NBCUniversal transaction to launch ten independent networks. Headed by Sean Combs, REVOLT is an American music-oriented network that offers music videos, live performances, news, and interviews. REVOLT has also started producing films such as Lawless and the documentary lbiza.

From our experience, Comcast conducted a transparent and objective process in considering and selecting networks from among many candidates and has been first among equals in providing and supporting diversity in programming. Comcast was most concerned about putting its customers first and making sure that each network it selected, including REVOLT, would serve the diverse interests and needs of Comcast customers.

After choosing REVOLT as one of these new networks, Comcast not only supported our programming development and launch efforts, but also gave REVOLT a significant "head start" by providing economic support and broad distribution on Comcast's cable systems. This helped make REVOLT a viable network candidate for other distributors, including Time Warner Cable.

REVOLT's history shows that Comcast lives up to its commitments and is a great supporter of independent and diverse programmers. We are confident that Comcast's transaction with Time Warner Cable will not only be good for consumers, but also benefit other independent and diverse programmers.

In Progress,

/s/ Keith T. Clinkscales
CHIEF EXECUTIVE OFFICER
REVOLT MEDIA & TV

Important Information For Investors And Shareholders

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval.  In connection with the proposed transaction between Comcast Corporation (“Comcast”) and Time Warner Cable Inc. (“Time Warner Cable”), Comcast has filed with the Securities and Exchange Commission (“SEC”) a registration statement on Form S-4, including Amendments No. 1, 2, 3, 4, 5 and 6 thereto, containing a joint proxy statement of Comcast and Time Warner Cable that also constitutes a prospectus of Comcast.  The registration statement was declared effective by the SEC on September 5, 2014, and Comcast and Time Warner Cable commenced mailing the definitive joint proxy statement/prospectus to shareholders of Comcast and Time Warner Cable on or about

September 9, 2014.  INVESTORS AND SECURITY HOLDERS OF COMCAST AND TIME WARNER CABLE ARE URGED TO READ THE DEFINITIVE JOINT PROXY STATEMENT/PROSPECTUS AND OTHER DOCUMENTS FILED OR THAT WILL BE FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION.  Investors and security holders may obtain free copies of the registration statement and the definitive joint proxy statement/prospectus and other documents filed with the SEC by Comcast or Time Warner Cable through the website maintained by the SEC at http://www.sec.gov.  Copies of the documents filed with the SEC by Comcast are available free of charge on Comcast’s website at http://cmcsa.com or by contacting Comcast’s Investor Relations Department at 866-281-2100.  Copies of the documents filed with the SEC by Time Warner Cable are available free of charge on Time Warner Cable’s website at http://ir.timewarnercable.com or by contacting Time Warner Cable’s Investor Relations Department at 877-446-3689.

In addition, in connection with the proposed transaction between Comcast and Charter Communications, Inc. (“Charter”), Charter will file with the SEC a registration statement on Form S-4 that will include a proxy statement of Charter that also constitutes a prospectus of Charter, and a definitive proxy statement/prospectus will be mailed to shareholders of Charter. INVESTORS AND SECURITY HOLDERS OF COMCAST AND CHARTER ARE URGED TO READ THE PROXY STATEMENT/PROSPECTUS AND OTHER DOCUMENTS THAT WILL BE FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. Investors and security holders will be able to obtain free copies of the registration statement and the proxy statement/prospectus (when available) and other documents filed with the SEC by Comcast or Charter through the website maintained by the SEC at http://www.sec.gov.  Copies of the documents filed with the SEC by Comcast are available free of charge on Comcast’s website at http://cmcsa.com or by contacting Comcast’s Investor Relations Department at 866-281-2100. Copies of the documents filed with the SEC by Charter will be available free of charge on Charter’s website at charter.com, in the “Investor and News Center” near the bottom of the page, or by contacting Charter’s Investor Relations Department at 203-905-7955.

Shareholders of Comcast and Time Warner Cable are not being asked to vote on the proposed transaction between Comcast and Charter, and the proposed transaction between Comcast and Time Warner Cable is not contingent upon the proposed transaction between Comcast and Charter.

Comcast, Time Warner Cable, Charter and their respective directors and certain of their respective executive officers may be considered participants in the solicitation of proxies in connection with the proposed transaction between Comcast and Time Warner Cable, and Comcast, Charter and their respective directors and certain of their respective executive officers may be considered participants in the solicitation of proxies in connection with the proposed transaction between Comcast and Charter. Information about the directors and executive officers of Time Warner Cable is set forth in its Annual Report on Form 10-K for the year ended December 31, 2013, which was filed with the SEC on February 18, 2014, its proxy statement for its 2014 annual meeting of stockholders, which was filed with the SEC on April 29, 2014, and its Current Report on Form 8-K, which was filed with the SEC on June 13, 2014.  Information about the directors and executive officers of Comcast is set forth in its Annual Report on Form 10-K for the year ended December 31, 2013, which was filed with the SEC on February 12, 2014, its proxy statement for its 2014 annual meeting of stockholders, which was filed with the SEC on April 11, 2014, and its Current Report on Form 8-K, which was filed with the SEC on July 1, 2014.  Information about the directors and executive officers of Charter is set forth in its Annual Report on Form 10-K for the year ended December 31, 2013, which was filed with the SEC on February 21, 2014, its proxy statement for its 2014 annual meeting of stockholders, which was filed with the SEC on March 27, 2014, and its Current Report on Form 8-K, which was filed with the SEC on May 9, 2014.  These documents can be obtained free of charge from the sources indicated above.  Additional information regarding the participants in the proxy solicitations and a description of their direct and indirect interests, by security holdings or otherwise, are contained in the definitive joint proxy statement/prospectus of Comcast and Time Warner Cable filed with the SEC and other relevant materials to be filed with the SEC when they become available, and will also be contained in the preliminary proxy statement/prospectus of Charter when it becomes available.

Cautionary Statement Regarding Forward-Looking Statements

Certain statements in this communication regarding the proposed acquisition of Time Warner Cable by Comcast and the proposed transaction between Comcast and Charter, including any statements regarding the expected timetable for completing the transactions, benefits and synergies of the transactions, future opportunities for the respective companies and products, and any other statements regarding Comcast’s, Time Warner Cable’s and Charter’s future expectations, beliefs, plans, objectives, financial conditions, assumptions or future events or performance that are not historical facts are “forward-looking” statements made within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended.  These statements are often, but not always, made through the use of words or phrases such as “may”, “believe,” “anticipate,” “could”, “should,” “intend,” “plan,” “will,” “expect(s),” “estimate(s),” “project(s),” “forecast(s)”, “positioned,” “strategy,” “outlook” and similar expressions. All such forward-looking statements involve estimates and assumptions that are subject to risks, uncertainties and other factors that could cause actual results to differ materially from the results expressed in the statements. Among the key factors that could cause actual results to differ materially from those projected in the forward-looking statements are the following: the timing to consummate the proposed transactions; the risk that a condition to closing either of the proposed transactions may not be satisfied; the risk that a regulatory approval that may be required for either of the proposed transactions is not obtained or is obtained subject to conditions that are not anticipated; the parties’ ability to achieve the synergies and value creation contemplated by the proposed transactions; the parties’ ability to promptly, efficiently and effectively integrate acquired operations into their own operations; and the diversion of management time on transaction-related issues. Additional information concerning these and other factors can be found in Comcast’s, Time Warner Cable’s and Charter’s respective filings with the SEC, including Comcast’s, Time Warner Cable’s and Charter’s most recent Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q and Current Reports on Form 8-K.  Comcast, Time Warner Cable and Charter assume no obligation to update any forward-looking statements.  Readers are cautioned not to place undue reliance on these forward-looking statements that speak only as of the date hereof.